                       SECURITIES AND EXCHANGE COMMISSION


                             WASHINGTON, D. C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                                 (Amendment No.)

                              Tadeo Holdings, Inc.
                    -----------------------------------------
                                (NAME OF ISSUER)



                                  Common Stock
                    -----------------------------------------
                         (Title of Class of Securities)


                                    873589105
                    -----------------------------------------
                                 (CUSIP Number)


                                December 31, 1998
                    -----------------------------------------
                                     (Date)


        Check the following box if fee is being paid with this statement


              -----------------------------------------------------


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CUSIP NO.     873589105
              ---------

--------------------------------------------------------------------------------
1)       Names of Reporting Persons                   I.R.S. No.  31-0738296
         S.S. or I.R.S. Identification Nos.           BANK ONE CORPORATION
         Above Persons
--------------------------------------------------------------------------------
2)       Check the Appropriate Box if a
         Member of a Group                            (a)
                                                          ------------------
         (See Instructions)                           (b)
                                                          ------------------
--------------------------------------------------------------------------------
3)       SEC Use only
--------------------------------------------------------------------------------
4)       Citizenship or Place of
         Organization                                 ILLINOIS
--------------------------------------------------------------------------------
Number of Shares           (5)  Sole Voting Power                       0
                                                              ---------------
Beneficially               (6)  Shared Voting Power                     0
                                                              ---------------
Owned by                   (7)  Sole Dispositive Power            820,444
                                                              ---------------
Each Reporting             (8)  Shared Dispositive Power                0
                                                              ---------------
Person with
--------------------------------------------------------------------------------
9)       Aggregate Amount Beneficially                            820,444
         Owned by Each Reporting Person                       ---------------
--------------------------------------------------------------------------------
10)      Check if the Aggregate Amount
         in Row (9) Excludes Certain
         Shares (See Instructions)
--------------------------------------------------------------------------------
11)      Percent of Class Represented
         by Amount in Row 9                                          5.45%
                                                              ---------------
--------------------------------------------------------------------------------
12)      Type of Reporting Person
         (See Instructions)                                          HC
                                                              ---------------

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SEC 13G

SECURITIES AND EXCHANGE COMMISSION

SCHEDULE 13G Amendment No.

Item 1(a) Name of Issuer:                           Tadeo Holdings, Inc.
                                                    --------------------

Item 1(b) Address of Issuer's principal executive
          offices:                                  PO Box 18036
                                                    --------------------
                                                    Roanoke, VA 24014
                                                    --------------------

Item 2(a) Name of person filing:                    BANK ONE CORPORATION

Item 2(b) Address of principal business office or,  One First National Plaza
          if none residence:                        Chicago, IL 60670

Item 2(c) Citizenship:                              Not Applicable

Item 2(d) Title of class of securities:             Common Stock
                                                    --------------------

Item 2(e) CUSIP No.:                                873589105
                                                    --------------------

Item 3.   This statement is filed pursuant to Rule 13d-1(c).

Item 4.   Ownership

          This beneficial ownership by BANK ONE CORPORATION with respect to common shares of Tadeo Holdings, Inc.
                              ----------------------------------------------

          -------------------------------------------------------------:

          (a)      Amount beneficially owned:              820,444
                                                       -----------------
          (b)      Percent of class                           5.45%
                                                       -----------------

          (c)      Number of shares as to which such person has:

                    (i)   Sole power to vote or to direct the vote:            0
                                                                         -------
                    (ii)  Shared power to vote or to direct the vote:          0
                                                                         -------
                    (iii) Sole power to dispose or to direct the
                          disposition of:                                820,444
                                                                         -------
                    (iv)  Shared power to dispose or to direct the
                          disposition of:                                      0
                                                                         -------


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Item 5.  Ownership of 5 percent or less of a Class.                        N/A
                                                                         -------

Item 6.  Ownership of More than 5 percent on Behalf of Another Person.     N/A
                                                                         -------

Item 7.  Identification and Classification of the Subsidiary
         Which Acquired the Security Being Reported on By the
         Parent Holding Company.
                                                                         -------
                                   NBD Bank (Michigan)

Item 8.  Identification and Classification of Members of the Group.        N/A
                                                                         -------

Item 9.  Notice of Dissolution of Group.                                   N/A
                                                                         -------

Item 10. Certification.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


Dated:   2/1/99
      -------------

                                                        BANK ONE CORPORATION

                                               By:      /s/ DAVID J. KUNDERT
                                                        David J. Kundert
                                                        EXECUTIVE VICE PRESIDENT